Exhibit 99.4

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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of BELLUS Health Inc.
We consent to the incorporation by reference in the registration statement on Form F-10 (No. 333-142270) of BELLUS Health Inc. (“the Company”) of our report dated February 13, 2009, except as to Note 22, which is as of March 24, 2009, with respect to the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008 and the consolidated statements of operations and cash flows for the period from inception (June 17, 1993) to December 31, 2008, and our report dated February 13, 2009, with respect to the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear on Form 6-K dated March 26, 2009 of the Company.
Our report dated February 13, 2009, except as to Note 22, which is as of March 24, 2009, contains an explanatory paragraph that states that the Company has incurred significant operating losses and negative cash flows from operations since inception, has an accumulated deficit, and its committed cash obligations and expected level of expenses beyond the first quarter of 2009 exceed committed sources of funds and cash and cash equivalents on hand. These factors raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
Chartered Accountants
Montreal, Canada
March 24, 2009
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